WELLS FARGO ADVISORS, LLC

(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Consolidated Statement of Financial Condition
December 31, 2015
(Dollars in thousands)

Assets

Cash and cash equivalents	$	497,633
Cash segregated under federal and other regulations		1,160,912
Securities purchased under agreements to resell		2,264,100
Receivable from brokers, dealers and clearing organizations		1,357,829
Receivable from customers, net		6,963,472
Loans and notes receivable from financial advisors, net		2,289,706
Securities owned, at fair value		1,125,837
Property, equipment and leasehold improvements, net		297,628
Goodwill and intangible asset, net		1,310,201
Receivable from affiliates		44,700
Other assets		426,727
Total assets	$	17,738,745

Liabilities and Member's Equity

Short-term borrowings	$	104,022
Securities sold under agreements to repurchase		292,067
Payable to brokers, dealers and clearing organizations		2,680,978
Payable to customers		4,213,724
Securities sold, not yet purchased, at fair value		91,350
Payable to affiliates		300,813
Accrued compensation and benefits		463,094
Deferred compensation plan liabilities		1,011,828
Accrued expenses and other liabilities		298,797
Total liabilities		9,456,673
Subordinated borrowings		120,000
Member's equity		8,162,072
Total liabilities and member's equity	$	17,738,745

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.